Exhibit 99.2

VOTE BY INTERNET-www.proxyvote.com

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

STEALTHGAS INC.

331 KIFISSIAS AVE. 14561 ATHENS, GREECE

VOTE BY PHONE - 1-800-690-6903

Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

The Board of Directors recommends you vote FOR the following:

For All Withhold All For All Except

To withhold authority to vote for any individual nominee (s), mark “For All Except” and write the number (s) of the nominee(s) on the line below.

1. Election of Directors Nominees

01 Michael G. Jolliffe

02 John Kostoyannis

The Board of Directors recommends you vote FOR the following proposal: For Against Abstain

2. Ratification of appointment of Deloitte Hadjipavlou, Sofianos & Cambanis S.A. as the Company’s independent auditors for the year ending December 31, 2013.

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

For address change/ comments, mark here, (see reverse for instructions)

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]

Date

Signature (Joint Owners)

Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice & Proxy Statement, Annual Report is/are available at www.proxyvote.com.

STEALTH GAS INC.

THIS PROXY IS BEING SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

Proxy card for use at the 2013 Annual Meeting or any adjournment or postponement thereof (the “Meeting”) of Stockholders of StealthGas Inc., a company organized under the laws of the Republic of the Marshall Islands (the “Company”), to be held on Monday, September 23, 2013 at 11:00 a.m. Greek local time, at the Company’s principal executive offices at 331 Kifissias Avenue, Erithrea 14561 in Athens, Greece.

The person signing on the reverse of this card, being a holder of shares of common stock of the Company, hereby appoints as his/her/its proxy at the Meeting, Harry N. Vafias and Konstantinos Sistovaris, or either of them, with full power of substitution, and directs such proxy to vote (or abstain from voting) at the Meeting all of his, her or its shares of common stock as indicated on the reverse of this card or, to the extent that no such indication is given, to vote as set forth herein, and authorizes such proxy to vote in his discretion on such other business as may properly come before the Meeting.

Please indicate on the reverse of this card how the shares of common stock represented by this proxy are to be voted. If this card is returned duly signed but without any indication as to how the shares of common stock are to be voted in respect of any of the resolutions described on the reverse, the stockholder will be deemed to have directed the proxy to vote FOR the election of each of the nominees to the Board of Directors and FOR Proposal Two, as described below.

Address change/comments:

(If you noted any Address Changes and/or Comments above, please mark corresponding box on the reverse side.)

Continued and to be signed on reverse side